United States securities and exchange commission logo





                              November 5, 2021

       Neal Menashe
       Chief Executive Officer
       Super Group (SGHC) Ltd
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed October 27,
2021
                                                            File No. 333-259395

       Dear Mr. Menashe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4 Filed October 27, 2021

       Cover Page

   1. We note your revised disclosure in response to our prior comment 4 and reissue our comment in part. Please
revise to consistently disclose the Founders' total potential ownership interest
assuming exercise and conversion of all dilutive securities. In this regard, we note that on
your cover page and in your summary and Q&A sections, you
                                                        have not included the
SEAC Warrants.
 Neal Menashe
FirstName LastNameNeal
Super Group  (SGHC) Ltd Menashe
Comapany 5,
November  NameSuper
             2021     Group (SGHC) Ltd
November
Page 2    5, 2021 Page 2
FirstName LastName
What happens to the funds deposited in the trust account after consummation of the Business
Combination?, page 8

2. We note your response to our prior comment 8 and reissue our comment in part.
         Please disclose the effective underwriting fee on a percentage basis for shares assuming the mid-point redemption of Outstanding Public Shares.
Risk Factors
Our stockholders will experience immediate dilution..., page 96

3. We reissue our prior comment 7. Here, or in a separate discussion in the filing, please revise to include tabular disclosure of all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the
         Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the Founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Redemption Rights, page 105

4. We reissue our prior comment 10. Please quantify the value of the SEAC warrants, based on recent trading prices, that may be retained by redeeming stockholders, assuming maximum redemptions, and identify any material resulting risks.
The Board's Reasons for the Approval of the Business Combination, page 123

5.       Please disclose in your filing the information you provided in part
(iv) of your response to
         our prior comment 26.
Certain Forecasted Financial Information for the Company, page 126

6. We note your revised disclosure and response to our prior comment 19. Please further revise your disclosure to quantify, where applicable, the assumed growth rate or the change relied upon in preparing the underlying assumptions for the Company's revenue projections. Disclose whether or not the projections are in line with historical operating trends or growth rates and, if not, explain why the change in trends is appropriate.
Selected Historical Financial Information of SEAC, page 179

7. Please revise to include balance sheet and statement of operations data for SEAC as of
         June 30, 2021 and for the six month period ended June 30, 2021. Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined
Financial Information, page 240

8. We note the changes made to footnotes 2(aa) and 2(ff) in response to comment 31 but do
 Neal Menashe
Super Group (SGHC) Ltd
November 5, 2021
Page 3
      not believe your revisions were fully responsive to our comment. Please revise to also disclose the interest rates on the debt repaid that were used to calculate the pro forma adjustments to interest expense.
Super Group's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 261

9. In your discussion of your results of operations on pages 264 and 265, including your discussion of general and administrative expenses, depreciation and amortization, income tax expense and net profit you refer to your results of operations for the "years ended June
      30, 2021 and June 30, 2020" when it appears you are actually discussing your results for the half year periods then ended. Please advise or revise as appropriate. Consolidated Financial Statements of SGHC Limited
Notes to Consolidated Financial Statements
4. Business Combinations, page F-73

10. In your response to comment 40, you state that you considered the uncertainty surrounding short-term licensing agreement as a potential reason for the negative goodwill. If you believe that such uncertainty relating to an asset contributes to negative goodwill, it appears you may not have properly valued the asset. Please revise or advise.
11. Please disclose the details of the contingent obligations you reference in your response to comment 40 and explain why you are unable to estimate their fair values.
       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                            Sincerely,
FirstName LastNameNeal Menashe
                                                            Division of
Corporation Finance
Comapany NameSuper Group (SGHC) Ltd
                                                            Office of Trade &
Services
November 5, 2021 Page 3
cc:       Rachel D. Phillips, Esq.
FirstName LastName